UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2015

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Details Regarding SK Telecom Co., Ltd.’s Stock Repurchase Plan

1. Details of Information	Summary	• SK Telecom Co., Ltd. (“SK Telecom”) plans to repurchase approximately Won 400 billion of its shares

2. Details of Release	Information Provider	SK Telecom IR Team
	Information Recipients	Analysts and Institutional Investors
	Date & Time of Information Released	May 6, 2015, 4:00 PM (Seoul Time)
	Title and Place of Event held	2015 1Q Conference Call (Conference Room, SK Telecom)

3. Contact Points	Disclosure Officer (tel.)	Yong Hwan Lee (82-6100-1809)
	Disclosure Staff (tel.)	Dae Yong Woo (82-6100-1624)
	Department Name (tel.)	Financial Strategy & Management Office

• The specific amount of the stock repurchase set forth above is subject to change upon the determination by SK Telecom’s board of directors based on SK Telecom’s future results of operations and business environment.
4. Other references useful for making investment decisions		•

The specific amount and timing of the stock repurchase have not yet been determined and are subject to the determination by SK Telecom’s board of directors based on SK Telecom’s cash flow, financial structure and stock price, among other considerations.

Title and date of other related disclosure	Other Material Management Information furnished by SK Telecom on Form 6-K on April 24, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Yong Hwan Lee
(Signature)
Name:	Yong Hwan Lee
Title:	Senior Vice President

Date: May 6, 2015

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